WUXI WEIFU AUTOCAM
PRECISION MACHINERY CO., LTD.

Financial Statements as of and for the Years ended December 31, 2018, 2017 and 2016

DTT(A)(17)U00010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Wuxi Weifu Autocam Precision Machinery Co., Ltd.

We have audited the accompanying balance sheet of Wuxi Weifu Autocam Precision Machinery Co., Ltd. (the “Company”) as of December 31, 2016, and the related statements of operations, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Wuxi Weifu Autocam Precision Machinery Co., Ltd. as of December 31, 2016 and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying balance sheet of the Company as of December 31, 2015, and the related statements of income, comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2015 and for the four-month period ended December 31, 2014 were not audited, reviewed or compiled by us in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, we do not express an opinion on them.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP Shanghai, People’s Republic of China

March 15, 2017

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD.
STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in RMB unless otherwise stated)

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)
Revenues
Sales to third parties	7,083,089.17	8,018,531.26	8,712,281.91
Sales to related parties (Notes 10(2)(a))	454,613,798.92	497,078,185.84	427,627,264.21
Total revenues	461,696,888.09	505,096,717.10	436,339,546.12

Costs and expenses
Cost of sales	(380,424,163.010)	(388,344,903.960)	(295,485,723.580)
Selling, general and administrative expenses	(11,820,051.680)	(8,583,261.370)	(7,324,044.280)
Research and development costs (Notes 2(m))	(24,185,973.110)	(15,937,928.510)	(25,578,659.820)
Total costs and expenses	(416,430,187.800)	(412,866,093.840)	(328,388,427.680)

Operating income	45,266,700.29	92,230,623.26	107,951,118.44

Interest expense	(6,157,958.600)	(2,192,401.050)	(512,829.580)
Other income and expense, net	(1,063,104.150)	250,630.81	(421,921.080)
Income before income taxes	38,045,637.54	90,288,853.02	107,016,367.78
Income tax expense (Note 8)	(7,355,576.210)	(13,032,901.580)	(16,090,812.870)
Net income	30,690,061.33	77,255,951.44	90,925,554.91
Other comprehensive income	-	-	-
Comprehensive income	30,690,061.33	77,255,951.44	90,925,554.91

The accompanying notes are part of the financial statements.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD.
BALANCE SHEETS
(All amounts in RMB unless otherwise stated)

	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	12,279,695.05	38,868,952.66
Trade receivables, net of allowance for doubtful accounts	5,987,699.43	4,615,411.23
Amounts due from related parties (Note 10(2)(c))	147,114,947.44	122,395,160.34
Inventories (Note 3)	73,047,881.98	76,012,965.65
Other current assets (Note 4)	7,921,485.64	11,929,420.42
Total current assets	246,351,709.54	253,821,910.30
Property, plant, and equipment, net (Note 5)	309,872,532.90	216,623,150.11
Intangible assets, net (Note 6)	225,028.54	56,105.94
Total non-current assets	310,097,561.44	216,679,256.05
Total assets	556,449,270.98	470,501,166.35

LIABILITIES
Short-term borrowings (Note 7)	156,928,213.94	90,000,000.00
Trade payables	45,363,151.49	48,370,198.04
Amounts due to related parties (Notes 10(2)(c))	3,731,264.99	4,885,213.83
Payroll payable	19,661,787.94	17,171,693.24
Income taxes payable	626,422.05	1,656,731.22
Other current liabilities	39,068,084.56	8,037,045.34
Total current liabilities	265,378,924.97	170,120,881.67
Total liabilities	265,378,924.97	170,120,881.67

EQUITY
Statutory capital (Note 2(o))	148,146,276.97	107,278,476.97
Retained earnings	142,924,069.04	193,101,807.71
Total equity	291,070,346.01	300,380,284.68
Total liabilities and equity	556,449,270.98	470,501,166.35

The accompanying notes are part of the financial statements.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD.
STATEMENTS OF CASH FLOWS
(All amounts in RMB unless otherwise stated)

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net cash provided by operating activities (Note 9)	63,757,178.89	77,327,849.49	92,703,479.13

Cash flows from investing activities
Purchase of property, plant and equipment	(117,206,108.240)	(92,711,731.800)	(25,352,788.800)
Purchase of intangible assets	(234,812.390)	-	(293,688.740)
Proceeds from sale of property, plant and equipment	4,007.70	12,444,075.93	54,400.00
Net cash used in investing activities	(117,436,912.930)	(80,267,655.870)	(25,592,077.540)

Cash flows from financing activities
Proceeds from short-term bank borrowings	480,034,910.49	90,000,000.00	24,091,357.10
Dividends paid	(40,000,000.000)	(56,513,000.000)	(50,620,000.000)
Repayment of short-term bank borrowings	(412,985,997.130)	(20,000,000.000)	(24,091,357.100)
Net cash from financing activities	27,048,913.36	13,487,000.00	(50,620,000.000)

Effect of exchange rate changes on cash and cash equivalents	41,563.07	(31,205.000)	27,680.31
Net increase in cash and cash equivalents	(26,589,257.610)	10,515,988.62	16,519,081.90
Cash and cash equivalents, beginning of year	38,868,952.66	28,352,964.04	11,833,882.14
Cash and cash equivalents, end of year	12,279,695.05	38,868,952.66	28,352,964.04

The accompanying notes are part of the financial statements.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD.
STATEMENTS OF EQUITY
(All amounts in RMB unless otherwise stated)

	Statutory capital	Retained earnings	Total equity

Balance at December 31, 2015 (Unaudited)	107,278,476.97	132,053,301.36	239,331,778.33
Net income	-	90,925,554.91	90,925,554.91
Dividends paid to shareholders	-	(50,620,000.000)	(50,620,000.000)
Balance at December 31, 2016	107,278,476.97	172,358,856.27	279,637,333.24

Balance at December 31, 2016	107,278,476.97	172,358,856.27	279,637,333.24
Net income (Unaudited)	-	77,255,951.44	77,255,951.44
Dividends paid to shareholders (Unaudited)	-	(56,513,000.000)	(56,513,000.000)
Balance at December 31, 2017 (Unaudited)	107,278,476.97	193,101,807.71	300,380,284.68

Balance at December 31, 2017 (Unaudited)	107,278,476.97	193,101,807.71	300,380,284.68
Net income (Unaudited)	-	30,690,061.33	30,690,061.33
Capital contribution (Unaudited) (Note 2(o))	40,867,800.00	(40,867,800.000)	-
Dividends paid to shareholders (Unaudited) (Note 2(o))	-	(40,000,000.000)	(40,000,000.000)
Balance at December 31, 2018 (Unaudited)	148,146,276.97	142,924,069.04	291,070,346.01

The accompanying notes are part of the financial statements.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD.
NOTES TO THE FINANCIAL STATEMENTS

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

2.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Wuxi Weifu Autocam Precision Machinery Co., Ltd. (the "Company") was established in Wuxi, Jiangsu Province, the People's Republic of China (the "PRC") by Wuxi Weifu Hi-Technology Co., Ltd. and Autocam Corporation as a joint venture on August 23, 2005 with an operating period of 20 years. The Company principally engages in researching, developing and producing precision automotive parts and components and engine control system; selling self-manufactured products and providing after-sales services.

These financial statements are presented in Chinese Renminbi (“RMB”), unless otherwise stated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a)	Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

As at 31 December 2018, the current liabilities of the Company exceeded the current assets by RMB 19,027,215.43. In 2018, net cash flows from operating activities of the Company amounted to RMB 63,757,178.89 (2017: RMB 77,327,849.49). The management expect that the Company will continue making profit in 2019 and the profit distribution can be controlled by the Board of Directors based on the liquidity needs of the Company. It is expected that the future cash flows from operating activities will be sufficient to settle matured liabilities. Therefore, the management continue to prepare the financial statements of the Company as of December 31, 2018 on going concern basis.

(b)	Use of estimates

The financial statements are prepared in conformity with US GAAP, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the periods presented. Management has made significant estimates in a variety of areas, including but not limited to allowance for doubtful accounts, inventories valuation, useful lives and residual values of long-lived assets and impairment for long-lived assets. The Company believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

(c) Foreign currency translation

The Company's functional and reporting currency is the Renminbi ("RMB"). An entity's functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. Management's judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intercompany transactions and arrangements.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the Statements of Operations and Comprehensive Loss. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. All such exchange gains and losses are included in the Statements of Comprehensive Income.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(e) Allowance of accounts receivable

The Company regularly review the creditworthiness of our customers, and generally does not require collateral or other security from the customers.

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations of the collectability of accounts receivable. Many factors are considered in estimating the allowance, including but not limited to reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if our customers are unable to make payments due to their deteriorating financial conditions. The Company has no significant credit risk associated with accounts receivable.

(f)	Inventories

Inventories are stated at lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Raw materials and work-in-process are reviewed to determine if inventory quantities are in excess of forecasted usage, or if they have become obsolete. Write-downs are recorded in cost of revenues in the Statements of Comprehensive Income. No inventory write-down was made in the years ended December 31, 2018, 2017 and 2016.

(g)	Fair value measurements

A three-level valuation hierarchy, based upon observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. These three types of inputs create the following fair value hierarchy:

•Level 1 - Quoted prices for identical instruments in active markets;
•Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and
•Level 3 - Instruments whose significant inputs are unobservable.

Financial instruments are transferred in and/or out of Level 1, 2 or 3 at the beginning of the accounting period in which there is a change in the valuation inputs.

The Company believes the fair value of its financial instruments, principally cash and cash equivalents, accounts receivable, amount due from/to related parties, other current assets, short-term borrowings, accounts and notes payable, payroll payable and other current liabilities, approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

(h)	Property, plant and equipment, net – continued

Property, plant and equipment are recorded at cost less accumulated depreciation. Major improvements that extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company's depreciation method is summarized in the following table:
Category    Depreciation method     Salvage value rate    Estimated useful lives

Machinery and equipment    Straight-line    10%    10 years
Motor vehicles    Straight-line    10%    10 years
Office equipment    Straight-line    10%    5 years
Leasehold improvements    Straight-line    10%    5 years

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(h)	Property, plant and equipment, net – continued

The Company reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Company considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

(i) Intangible assets

Intangible assets include computer software and are amortized on a straight-line basis over the expected beneficial periods, ranging from two to five years. The estimated lives of intangible assets are reassessed if circumstances occur that indicate the lives have changed.

(j)	Impairment of long-lived assets

Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events and circumstances warrant, the Company evaluates the carrying value of long-lived assets to be held and used in the business. If the carrying value of a long-lived asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value for assets to be held and used. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of other than by sale are considered held for use until disposition. No impairment charges recognized for the years ended December 31, 2018, 2017 and 2016 respectively.

(k)	Revenue recognition

Revenue generated from the sale of precision automotive components and engine control system. The Company recognizes revenue when performance obligations under the terms of a contract are satisfied and the control of products has been transferred. For our products, transfer of control occurs upon shipment or delivery.

(l) Cost of revenues

Cost of products consists of the purchase price of raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment and inbound shipping charges, as well as inventory write-downs.

(m)	Research and development costs

Research and development costs are expensed when incurred. Expenditures for research activities relating to product development and improvement are charged to expense as incurred. Such expenditures amounted to RMB 24,185,973.11, RMB 15,937,928.51 and RMB 25,578,659.82 for the years ended December 31, 2018, 2017 and 2016 respectively.

(n)	Income taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using the statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date under the law. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such asset will be realized.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(n)	Income taxes – continued

The Company recognizes a tax benefit associated with an uncertain tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. During the years ended December 31, 2018, 2017 and 2016, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

(o)	Restricted reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company must make appropriations from after-tax profit to a surplus reserve fund and enterprise expansion fund. The amount allocated to each of these funds is at the discretion of the Company’s board of directors, who has determined that an annual appropriation of 10% of after-tax profit, after offsetting accumulated losses from prior years, is to be made to surplus reserve fund and 5% to enterprise expansion fund respectively. Moreover, the Company’s board of directors also has determined that the Company can cease appropriation when the surplus reserve fund and enterprise expansion fund together accumulated reach 50% of the statutory capital.

The reserve fund can only be used for specific purpose of offsetting future losses, enterprise expansion and not distributable as cash dividends. By the end of December 31, 2017, since the accumulated amount of surplus reserve fund and enterprise expansion fund reaches 50% of the statutory capital, there was no further appropriation made for surplus reserve fund and enterprise expansion fund. In 2018, USD 6,000,000 was transferred to statutory capital from the retained earning and the registration was finished on August 30, 2018.
After the increase in statutory capital, the accumulated amount of surplus reserve fund is below 50% of the statutory capital, so RMB 4,603,509.20 is added to reserve fund from undistributed retained earning, which is 15% of the net profit of 2018. The total amount of reserve fund was RMB 65,523,666.13 and RMB 60,920,156.93 as of December 31, 2018 and 2017. In addition, due to the restrictions on the distribution of statutory capital from the Company, statutory capital of RMB 148,146,276.97 as of December 31, 2018 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2018, statutory capital, reserve fund and enterprise expansion fund, with total amount of RMB 213,669,943.10, are not available for distribution in the form of dividends, loans or advances.

According to the board resolution, the registered capital was changed from RMB 107.28 million (USD 15.1 million) to RMB 148.15 million (USD 21.1 million), with an increase of RMB 40.87 million (USD 6 million). The source of funds was the undistributed profits of the company.

According to the board resolution, the total amount of dividend for the year of 2018 was RMB 40 million (USD 5.8 million). Wuxi Weifu Hi-Technology Co., Ltd. should take dividend of RMB 20.4 million, and Autocam Corporation should take dividend of RMB 19.6 million, based on per share proportion.

(p)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company places cash and cash equivalents with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from the customers.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(q) Accounting Standards Issued But Not Yet Adopted

In January 2016, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement Accounting Standards Update (“ASU”) 2016-01 which is intended to improve the recognition and measurement of financial instruments. Under this updated standard, entities must measure equity investments at fair value and recognize changes in fair value in net income. For equity investments without readily determinable fair values, entities have the option to either measure these investments at fair value or at cost adjust for changes in observable prices less impairment. The updated guidance does not apply to equity method investments or investments in consolidated subsidiaries. The new guidance is effective for non-public companies for fiscal years beginning after December 15, 2018 (early adoption permitted). The Company does not expect the adoption of this guidance will have a significant effect on the Company’s financial statements.

In January 2016, the FASB issued a new pronouncement ASU 2016-13 which is intended to improve the accounting for credit losses on financial assets within its scope. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The new guidance is effective for non-public companies for fiscal years beginning after December 15, 2018 (early adoption permitted). The Company does not expect that the adoption of this guidance will have a significant effect on the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For non-public business entities, the guidance is effective for fiscal years beginning after December 15, 2019 (early adoption permitted). In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is in the process of evaluating the impact that this pronouncements on its financial statements.

In August, 2016, the FASB issued a new pronouncement ASU 2016-15, which makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. For non-public companies, the guidance in the ASU is effective for fiscal years beginning after December 15, 2018 (early adoption permitted). Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company does not expect the adoption of this guidance will have a significant effect on the Company’s financial statements.

In August 2017, the FASB issued ASU No. 2017-12, "Derivatives and Hedging (Topic 815)". It expands and refines hedge accounting for both nonfinancial and financial risk components and reduces complexity in fair value hedges of interest rate risk. It eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. It also eases certain documentation and assessment requirements and modifies the accounting for components excluded from assessment of hedge effectiveness. In addition, the new guidance requires expanded disclosures as it pertains to the effect of hedging on individual income statement lines, including the effects of components excluded from the assessment of effectiveness. The guidance is effective prospectively for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on the Company’s financial statements.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(q)	Accounting Standards Issued But Not Yet Adopted – continued

In February 2018, the FASB issued ASU No. 2018-02, "Income Statement - Reporting Comprehensive Income (Topic 220)". It allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("the Tax Act"). This guidance is effective for interim and annual periods beginning after December 15, 2018, but early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on the Company’s financial statements.

In February 2018, the FASB issued ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718)". It expands the scope of the employee share-based payments guidance, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. This guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on the Company’s financial statements.

In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement (Topic 820)". It removes disclosure requirements on fair value measurements including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. It also amends and clarifies certain disclosures and adds new disclosure requirements including the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until the effective date. The Company is in the process of evaluating the impact that this pronouncements on its financial statements.

In August 2018, the FASB issued ASU No. 2018-14, "Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20)". The new standard (i) requires the removal of disclosures that are no longer considered cost beneficial; (ii) clarifies specific requirements of certain disclosures; (iii) adds new disclosure requirements, including the weighted average interest crediting rates for cash balance plans and other plans with promised interest crediting rates, and reasons for significant gains and losses related to changes in the benefit obligation. This guidance is effective for annual periods beginning after December 15, 2020 and early adoption is permitted. The Company is in the process of evaluating the impact that this pronouncements on its financial statements.

In August 2018, the FASB issued ASU No. 2018-15, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)". It requires implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customer in a software licensing arrangement under the internal-use software guidance (Subtopic 350-40). This guidance is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted. The Company is in the process of evaluating the impact that this pronouncements on its financial statements.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - continued

(r)	Adoption of New Accounting Standards

The Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments to all contracts using the modified retrospective method effective January 1, 2018. Revenue is recognized when performance obligations under the terms of a contract are satisfied, which generally occurs with the transfer of control of our products. For our products, transfer of control occurs upon shipment or delivery.

Revenue is measured at the amount of consideration expected to be received in exchange for transferring the goods.

The Company’s payment terms with customers are customary and vary by customer and geography but typically range from 30 to 90 days. The terms of the arrangements have been evaluated and it is determined that they do not contain significant financing components. Shipping and handling fees billed to customers are included in sales, while costs of shipping and handling are included in cost of sales. The Company has elected to apply the accounting policy election available under ASC 606 and accounts for shipping and handling activities as a fulfillment cost, not a separate obligation.

The following ASUs have also been adopted during 2018, none of which had a material impact to our financial statements or financial statement disclosures:

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230)”: Restricted Cash (“ASU 2016-18”), which enhances and clarifies the guidance on the classification and presentation of restricted cash in the statement of cash flows. The new guidance is effective for non-public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption. The Company adopted this guidance in during 2018 and there was no impact to the financial statements.

In January 2017, the FASB issued ASU No. 2017-01, "Clarifying the Definition of a Business". It revises the definition of a business and provides a framework to evaluate when an input and a substantive process are present in an acquisition to be considered a business. This guidance is effective for annual periods beginning after December 15, 2017. The Company adopted this guidance in during 2018 and there was no impact to the financial statements.

In March 2017, the FASB issued ASU No. 2017-07, "Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost". It requires disaggregating the service cost component from the other components of net benefit cost, provides explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allows only the service cost component of net benefit cost to be eligible for capitalization when applicable. This guidance is effective for interim and annual periods beginning after December 15, 2017. During the first quarter of 2018, the Company retrospectively adopted the presentation of service cost separate from the other components of net benefit costs. The Company adopted this guidance in during 2018 and there was no impact to the financial statements.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

4.	INVENTORIES

The following table summarizes the components of inventories.

	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)
Raw materials	52,664,690.11	49,721,651.13
Work in progress	10,294,912.59	12,273,357.09
Finished goods	10,088,279.28	14,017,957.43
Total inventories	73,047,881.98	76,012,965.65

Management believes that no provision for decline in value of inventories needs to be provided at the year end.

5.	OTHER CURRENT ASSETS

The following table summarizes the components of other current assets.

	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)
Advances to suppliers	7,888,067.91	11,485,945.40
Other receivables	33,417.73	15,379.77
Deferred tax assets	-	428,095.25
Total other current assets	7,921,485.64	11,929,420.42

6.	PROPERTY, PLANT AND EQUIPMENT, NET

The following table summarizes the components of property, plant and equipment.

	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)
Machinery and equipment	314,918,948.75	224,692,012.98
Motor Vehicles	1,480,616.61	1,480,616.61
Office equipment	35,059,006.98	19,955,969.99
Leasehold improvements	19,175,838.02	5,715,229.71
Total	370,634,410.36	251,843,829.29

Accumulated depreciation	(146,229,178.440)	(123,597,494.210)
Subtotal	224,405,231.92	128,246,335.08

Construction in progress	85,467,300.98	88,376,815.03

Total property, plant and equipment, net	309,872,532.90	216,623,150.11

For the years ended December 31, 2018, 2017 and 2016, depreciation expense was RMB 24,367,018.07, RMB 22,846,049.79, and RMB 20,764,534.52 of which about 99.37%, 99.65% and 99.64% were charged to cost of sales and 0.63%, 0.35% and 0.36% to selling, general and administrative expenses for the years ended December 31, 2018, 2017, and 2016, respectively. Management believes that no impairment needs to be provided for fixed assets at the year end.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

7.	INTANGIBLE ASSETS, NET

Intangible assets include computer software, summarized as follows.

	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)
Computer software	1,001,762.38	766,949.99
Accumulated amortization	(776,733.840)	(710,844.050)

Computer software, net	225,028.54	56,105.94

For the years ended December 31, 2018, 2017 and 2016, amortization expense was RMB 65,889.79, RMB 146,844.37 and RMB 109,549.00 which was charged to general and administrative expenses for the years ended December 31, 2018 and 2017, and 2016, respectively.

Estimated amortization expense for each of next five years is as follows:

	2019	2020	2021	2022	2023
Estimated amortization expense	117,406.20	107,622.34	-	-	-

Management believes that no impairment needs to be provided for intangible assets at the year end.

8.	SHORT-TERM BORROWINGS

	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)

Unsecured	156,928,213.94	90,000,000.00

The credit loan was borrowed from Jiang Su Bank Wuxi Branch, Bank of China Wuxi Branch, Bank of Communications and there is no guarantee on the loan balance.

The weighted average interest rates on the short-term bank borrowings were 3.84% and 4.26% for the years ended December 31, 2018 and 2017 respectively.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

9.	INCOME TAX

The income tax rate is 15% since the entity was regarded as high-tech company.

Income tax expense is summarized as follows:

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)
Current income tax expense	6,927,480.96	13,460,996.83	16,090,812.87
Deferred income tax expense	428,095.25	(428,095.250)	-
Total income tax expense	7,355,576.21	13,032,901.58	16,090,812.87

A reconciliation of the provisions for income taxes with amounts determined by applying the statutory income tax rate to income before income tax is as follows.

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)
Statutory income tax rate	15%	15%	15%
Computed tax at the statutory tax rate	5,706,845.63	13,543,327.95	16,052,455.17
Effect of expenses that are not deductible in determining taxable profit	723,718.52	398,862.30	109,444.18
Additional deduction of research and development expenses	-	(383,809.800)	-
Effect of expenses adjusted for prior year	925,012.06	(525,478.870)	(71,086.480)
Income tax expense	7,355,576.21	13,032,901.58	16,090,812.87
Effective income tax rate	19%	14%	15%

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

10.	NOTES TO CASH FLOWS

The reconciliation of net income to net cash provided by operating activities for the years ended December 31 was as follows (in RMB thousands):

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)
Net income	30,690,061.33	77,255,951.44	90,925,554.91

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	24,367,018.07	22,846,049.79	20,764,534.52
Disposal of property, plant and equipment	759,556.23	22,166.06	34,368.23
Amortization of intangible assets	65,889.79	146,844.37	109,549.00
Finance expense	(41,563.070)	31,205.00	-

Changes in operating assets and liabilities:

Increase in amounts due from related parties	(24,719,787.100)	(7,175,206.780)	(32,269,803.810)
Decrease (increase) in other current assets	4,007,934.78	(796,554.130)	567,686.30
Increase in accounts receivable	(1,372,288.200)	(4,301,269.790)	(184,374.620)
Decrease (increase) in inventories	2,965,083.67	(13,708,175.040)	(8,767,790.750)
(Decrease) increase in amounts due to related parties	(1,153,948.840)	309,654.89	4,430,903.48
(Decrease) increase in accounts payables	(3,007,046.550)	4,865,325.03	14,366,956.50
(Decrease) increase in income taxes payable	(1,030,309.170)	(2,217,463.130)	1,052,257.51
Increase (decrease) in other current liability	29,736,483.25	(821,215.030)	2,113,512.82
Increase (decrease) in payroll payable	2,490,094.70	870,536.81	(439,874.960)

Net cash provided by operating activities	63,757,178.89	77,327,849.49	92,703,479.13

Supplemental disclosure of cash flow information:

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)
Income taxes paid	4,901,046.82	15,386,015.29	15,038,555.36
Interest paid	6,346,415.99	2,368,294.74	1,052,093.82

Supplemental schedule of non-cash investing activities:

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)
Payable for purchase of property, plant and equipment	4,199,489.14	3,025,632.59	-

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

11.	RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationship between the Company and related party are as follows:

Company	Relationship with the Company

Wuxi Weifu Hi-Technology Co., Ltd.	Investor
Autocam Corporation	Investor
Weifu Mashan Pump Glib Co., Ltd.	Subsidiary of Wuxi Weifu Hi-Technology Co., Ltd.
United Automotive Electronic Systems Co., Ltd.	Subsidiary of the investor of Wuxi Weifu Hi-Technology Co., Ltd.
Wuxi Weifu International Trade Co., Ltd.	Subsidiary of Wuxi Weifu Hi-Technology Co., Ltd.
Wuxi Weifu Schmidt Power System Spare Parts Co., Ltd.	Subsidiary of Wuxi Weifu Hi-Technology Co., Ltd.
Autocam (China) Automotive Components Co., Ltd.	Subsidiary of Autocam Corporation
Wuxi Weifu Automotive Diesel Systems Co., Ltd.	Subsidiary of Wuxi Weifu Hi-Technology Co., Ltd.
Weifu Environmental Protection Cayalyst Co., Ltd.	Subsidiary of Wuxi Weifu Hi-Technology Co., Ltd.
Robert Bosch GmbH	Investor of Wuxi Weifu Hi-Technology Co., Ltd.

(2)	Significant transactions between the Company and related parties in the year:

(a)	Sales and purchases

Sales and purchases between the Company and its related parties were as follows:

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)

Sales:

United Automotive Electronic Systems Co., Ltd.	406,899,591.79	421,862,669.90	372,986,849.62
Wuxi Weifu Schmidt Power System Spare Parts Co., Ltd.	30,799,526.51	19,068,699.27	6,067,625.35
Wuxi Weifu International Trade Co., Ltd.	15,739,608.42	16,071,603.32	21,620,109.27
Robert Bosch GmbH	744,646.83	-	-
Wuxi Weifu Hi-Technology Co., Ltd.	430,425.37	28,129,302.07	15,716,216.48
Wuxi Weifu Automotive Diesel Systems Co., Ltd.	-	11,614,510.90	11,230,758.00
Weifu Mashan Pump Glib Co., Ltd.	-	331,400.38	5,705.49
Total	454,613,798.92	497,078,185.84	427,627,264.21

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)

Purchase:

Wuxi Weifu International Trade Co., Ltd.	20,524,515.19	39,868,723.30	41,288,742.59
Wuxi Weifu Hi-Technology Co., Ltd.	3,182,412.76	-	4,782,300.69
Autocam Corporation	1,824,323.66	1,787,550.11	964,532.27
Wuxi Weifu Schmidt Power System Spare Parts Co., Ltd.	-	4,073,483.83	1,885,394.40
Total	25,531,251.61	45,729,757.24	48,920,969.95

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

10. RELATED PARTY TRANSACTIONS AND BALANCES – continued

(2)	Significant transactions between the Company and related parties in the year-continued:

(b)	Others

Details of sale of machinery to the related party were as follows:

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)

Wuxi Weifu Hi-Technology Co., Ltd.	-	12,483,952.29	-

Details of purchase of machinery and software from the related party were as follows:

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)

Wuxi Weifu Hi-Technology Co., Ltd.	727,010.17	-	-
Autocam Corporation	-	39,066.48	183,360.37
	727,010.17	39,066.48	183,360.37

Details of general expenses paid on behalf of related parties were as follows:

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)

United Automotive Electronic Systems Co., Ltd.
Systems Co., Ltd.	12,285,081.81	-	606,256.00
Autocam (China) Automotive Components Co., Ltd.	-	4,629,705.78	8,490,391.51
Wuxi Weifu Schmidt Power System Spare Parts Co., Ltd.	-	2,998,263.07	2,564,239.25
Total	12,285,081.81	7,627,968.85	11,660,886.76

Details of general expenses charged by related parties were as follows:

	For the years ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)

Wuxi Weifu Hi-Technology Co., Ltd.	9,683,700.75	6,357,752.52	2,140,034.40
Autocam Corporation	1,235,376.00	1,212,408.00	900,325.37
Autocam (China) Automotive Components Co., Ltd.	-	-	97,747.99
Total	10,919,076.75	7,570,160.52	3,138,107.76

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

10. RELATED PARTY TRANSACTIONS AND BALANCES - continued

(2)	Significant transactions between the Company and related parties in the year-continued:

(c)	Balances due from/to related parties

Accounts	Name of the related parties	December 31, 2018	December 31, 2017
		(Unaudited)	(Unaudited)
Amount due from related parties

-Accounts receivables

	Wuxi Weifu Schmidt Power System Spare Parts Co., Ltd.	39,895,631.85	21,250,032.21
	United Automotive Electronic Systems Co., Ltd.	38,779,317.93	50,458,811.71
	Wuxi Weifu International Trade Co., Ltd.	3,309,978.38	2,875,539.92
	Robert Bosch GmbH	105,660.07	-
	Wuxi Weifu Hi-Technology Co., Ltd.	91,063.70	3,601,362.29
	Autocam (China) Automotive Components Co., Ltd.	-	-
	Wuxi Weifu Automotive Diesel Systems Co., Ltd.	-	-
	Total	82,181,651.93	78,185,746.13

-Other receivables

	United Automotive Electronic Systems Co., Ltd.	12,285,081.81	-
	Autocam (China) Automotive Components Co., Ltd	267,487.15	298,443.30
	Wuxi Weifu Schmidt Power System Spare Parts Co., Ltd.	-	2,998,263.07
	Total	12,552,568.96	3,296,706.37

-Note receivables

	United Automotive Electronic Systems Co., Ltd.	49,654,087.50	37,037,457.36

	Wuxi Weifu Schmidt Power System Spare Parts Co., Ltd.	330,000.00	3,875,250.48

	Total	49,984,087.50	40,912,707.84

-Advances to suppliers

	Autocam Corporation	2,396,639.05	-

Total		147,114,947.44	122,395,160.34

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

10.    RELATED PARTY TRANSACTIONS AND BALANCES - continued

(2)	Significant transactions between the Company and related parties in the year - continued:

(c)	Balances due from/to related parties – continued

Accounts	Name of the related parties	December 31, 2018	December 31, 2017
		(Unaudited)	(Unaudited)
Amount due to related parties

-Trade payable
	Wuxi Weifu International Trade Co., Ltd	2,855,590.77	1,675,370.87
	Wuxi Weifu Hi-Technology Co., Ltd.	668,925.10	28,700.00
	Autocam Corporation	74,599.78	142,370.42
	Total	3,599,115.65	1,846,441.29

-Other payables
	Wuxi Weifu Hi-Technology Co., Ltd.	-	2,853,968.47
	Total	-	2,853,968.47

-Payroll payable (i)
	Autocam Corporation	132,149.34	184,804.07

Total		3,731,264.99	4,885,213.83

(i)	Salaries of general manager were paid by Autocam Corporation in advance, which would be paid back to Autocam Corporation by the Company.

WUXI WEIFU AUTOCAM PRECISION MACHINERY CO., LTD. December 31, 2018, 2017 and 2016 Notes to The Financial Statements

12.	COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases. Future minimum lease payments for non-cancellable operating leases as of December 31, 2018 are as follows:

Year ending December 31, 2018
2019	5,931,774.07
2020	5,931,774.07
And after years	88,821,685.96
Total minimum lease payments	100,685,234.10

Rental expense amounted to RMB 6,528,344.13 and RMB 6,932,030.29 and RMB 3,590,854.51 for the years ended December 31, 2018, 2017 and 2016. Rental expense is charged to the Statement of Comprehensive Income when incurred.

b) Capital commitments

The capital commitment for 2018 was RMB 48,880.045.78 (2017: RMB 41,845.991.86).

c) Contingencies

The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

12.     SUBSEQUENT EVENTS

In connection with the presentation of these financial statements, an evaluation of subsequent events was performed through March 15, 2019.

* * * * *